SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to preliminary price consultation period of A share offering and summary of principal provisions of A share prospectus	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

2

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	the completion of our proposed A share offering;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 30, 2021	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PRELIMINARY PRICE CONSULTATION PERIOD OF A SHARE OFFERING AND

SUMMARY OF PRINCIPAL PROVISIONS OF A SHARE PROSPECTUS

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

We refer to the announcements dated 9 March 2021, 9 April 2021, 27 April 2021, 28 April 2021, 15 July 2021, 22 July 2021 and 29 July 2021 (collectively, the “Announcements”), and the circular dated 17 March 2021 (the “Circular”), respectively published by China Telecom Corporation Limited (the “Company”), which contain, among others, matters relating to the proposed initial public offering of RMB ordinary shares (A Shares) and listing of the Company on the main board of the Shanghai Stock Exchange (the “A Share Offering”). Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the Announcements and the Circular.

I.	PRELIMINARY PRICE CONSULTATION PERIOD OF THE A SHARE OFFERING

As disclosed in the announcement of the Company dated 29 July 2021, the China Securities Regulatory Commission (the “CSRC”) has officially approved the A Share Offering of the Company in a written notice on 29 July 2021. As required by the applicable PRC laws and regulations, the Company and the joint lead underwriters of the A Share Offering will conduct preliminary price consultations among qualified participants who meet the requirements of the PRC laws and regulations on 3 August 2021 (from 9:30a.m. to 3:00 p.m.) and 4 August 2021 (from 9:30a.m. to 3:00 p.m.) in the PRC to determine the issue price. The Company will make further announcement(s) once the final size and issue price of the A Share Offering have been determined.

II.	PRINCIPAL PROVISIONS OF THE A SHARE PROSPECTUS

The full text of the A share prospectus in relation to the A Share Offering (the “A Share Prospectus”), a summary of the A Share Prospectus and the relevant appendices were published in Chinese only on the websites of the Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the Company (www.chinatelecom-h.com) on 30 July 2021. A summary of the A Share Prospectus was also published on various PRC newspapers including China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on 30 July 2021.

The summary of the principal provisions of the A Share Prospectus is as follows:

1.	Summary of the A Share Offering

Class of shares:	RMB ordinary shares (A Shares)

Nominal value per share:	RMB1.00

Number of shares to be issued:	No more than 10,396,135,267 shares (no more than 11.38% of the total share capital upon the Offering, prior to the exercise of the over-allotment option). The Company may authorise the lead underwriter(s) to exercise the over-allotment option to allot such additional A Shares representing no more than 15% of the number of A Shares under the Offering (prior to the exercise of the over-allotment option) subject to laws and regulations, and regulatory requirements. Upon the occurrence of issue of bonus shares, capitalisation of capital reserve or other events prior to the Offering, the number of A Shares to be issued will be adjusted accordingly. The Offering will be conducted by way of issuing new A Shares

Issue price per share:	RMB[ ]/share

Earnings per share after the offering:	RMB[ ] (calculated by dividing the audited net profit attributable to the shareholders of the Company before or after deduction of non-recurring profit or loss, whichever is lower, for the year 2020 by the total share capital after the Offering)

Price-to-earnings ratio of the offering:	[ ] times (calculated by dividing the issue price per share by earnings per share after the Offering)

Net asset per share prior to the offering:	RMB4.4910 (calculated by dividing audited equity attributable to the shareholders of the Company as at 31 December 2020 by the total share capital prior to the Offering)

Net asset per share after the offering:	RMB[ ] (calculated by dividing the sum of the audited equity attributable to the shareholders of the Company as at 31 December 2020 and the estimated net proceeds from the Offering, by the total share capital after the Offering)

Price-to-book ratio of the offering:	[ ] times (calculated by dividing the issue price per share by the net asset per share after the Offering)

Method of offering:	By a combination of strategic placing, placing to participants through offline price consultation and online subscription fund, or other offering methods permitted by the regulatory authorities

Target subscribers of the offering:	Qualified natural persons and institutional investors (except those prohibited by the laws and regulations and other regulatory requirements applicable to the Company)

Method of underwriting:	Standby commitment by the underwriters or other forms permitted by the regulatory authorities

Estimated gross proceeds raised:	RMB[ ]

Estimated net proceeds raised:	RMB[ ]

Estimated offering expenses:	Total expenses for the Offering will be RMB[ ], of which underwriting fees and sponsor fees are determined as 0.71% of actual gross proceeds raised from the A Share Offering; audit and capital verification fees are RMB29,380,000; legal fees are RMB15,851,600; information disclosure fees incurred in the Offering are RMB6,934,000; handling fees related to the Offering are RMB3,175,000; stamp fees are determined as 0.25‰ of net proceeds raised from the A Share Offering before deducting stamp fees (the above fees exclude corresponding value-added tax)

Stock exchange on which A Shares are to be listed:	Shanghai Stock Exchange

2.	Use of Proceeds

The Proposal regarding the Use of Proceeds from the Initial Public Offering and Listing of RMB Ordinary Shares (A Shares) of China Telecom Corporation Limited was considered and approved at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting of the Company convened on 9 April 2021. Pursuant to the aforesaid resolution, after deduction of the Offering expenses, all remaining proceeds from the Offering will be applied in full towards the projects related to the principal business of the Company which include the 5G Industrial Internet Construction Project, the Cloud-network integration new information infrastructure project, and the research and development project of sci-tech innovation. If due to the exercise of the over-allotment option by the lead underwriter(s), the Company may issue additional A Shares under the Offering, the proceeds from the over-allotment will be used in proportion to the specific investment projects mentioned above and other purposes permitted by applicable laws and regulations and securities regulatory authorities. For details on the use of proceeds from the A Share Offering, please refer to the Circular of the Company.

3.	Share Capital Before and After the A Share Offering

The total share capital of the Company before the Offering is 80,932,368,321 shares, including 67,054,958,321 Domestic Shares and 13,877,410,000 H Shares (including the American Depository Shares), representing approximately 82.85% and approximately 17.15% of the total share capital, respectively. Without taking into account the effect of the over-allotment option on the Offering, assuming no more than 10,396,135,267 A shares (prior to the exercise of the over-allotment option) will be issued by the Company, the shareholding structure of the Company before and after the Offering is as follows:

No.	Name of Shareholders	Class of shares	Number of shares held prior to the Offering (shares)	Percentage （%）	Number of shares held after the Offering (shares)	Percentage （%）
1	China Telecommunications Corporation	Domestic shares	57,377,053,317	70.89	57,377,053,317	62.82
2	Guangdong Rising Holdings Group Co., Ltd.	Domestic shares	5,614,082,653	6.94	5,614,082,653	6.15
3	Zhejiang Provincial Financial Development Co., Ltd	Domestic shares	2,137,473,626	2.64	2,137,473,626	2.34
4	Fujian Investment & Development Group Co., Ltd	Domestic shares	969,317,182	1.20	969,317,182	1.06
5	Jiangsu Guoxin Group Limited	Domestic shares	957,031,543	1.18	957,031,543	1.05
6	Overseas Shares (H Shares, including holders of American Depository Shares)	Overseas shares	13,877,410,000	17.15	13,877,410,000	15.20
7	The remaining A Shareholders	Domestic shares	—	—	10,396,135,267	11.38

Total			80,932,368,321	100.00	91,328,503,588	100.00

Assuming exercise in full of the over-allotment option for the Offering and 11,955,555,267 A shares is to be issued in the Offering, the shareholding structure of the Company before and after the A Share Offering is as follows:

No.	Name of Shareholders	Class of shares	Number of shares held prior to the Offering (shares)	Percentage （%）	Number of shares held after the Offering (shares)	Percentage （%）
1	China Telecommunications Corporation	Domestic shares	57,377,053,317	70.89	57,377,053,317	61.77
2	Guangdong Rising Holdings Group Co., Ltd.	Domestic shares	5,614,082,653	6.94	5,614,082,653	6.04
3	Zhejiang Provincial Financial Development Co., Ltd	Domestic shares	2,137,473,626	2.64	2,137,473,626	2.30
4	Fujian Investment & Development Group Co., Ltd	Domestic shares	969,317,182	1.20	969,317,182	1.04
5	Jiangsu Guoxin Group Limited	Domestic shares	957,031,543	1.18	957,031,543	1.03
6	Overseas Shares (H Shares, including holders of American Depository Shares)	Overseas shares	13,877,410,000	17.15	13,877,410,000	14.94
7	The remaining A Shareholders	Domestic shares	—	—	11,955,555,267	12.87

Total			80,932,368,321	100.00	92,887,923,588	100.00

The above English version of the summary of the principal provisions of the A Share Prospectus is an unofficial translation of its Chinese version. In case of any discrepancies, the Chinese version shall prevail.

Further announcement(s) will be made to disclose any major updates and developments in respect of the A Share Offering in accordance with the Listing Rules, Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and other applicable laws and regulations. This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, China, 30 July 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).